Exhibit 99.9

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY

Results of General Meeting

Brisbane, Australia – 12 January 2012: In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, Metal Storm Limited advises that Shareholders have approved the amendment to the Convertible Note Terms at the general meeting held in Brisbane today.

As a result of this resolution and the Note Holder resolution announced earlier today being approved, the maturity date of the notes has been extended to 1 March 2015 and the conversion price formula has been amended.

Set out below is the text of the resolutions approved by Shareholders along with the proxy information.

Resolution 1: Approval of amendment to Note Terms

To consider and, if thought fit, pass the following as an ordinary resolution:

That subject to and conditional upon the Company obtaining Note Holder approval of the Note Holder Resolution, for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the modification of the Note Terms, by amending the Note Terms in the manner generally described in the Explanatory Statement and as detailed in the Amendment Deed produced at the meeting.

Proxy information

Proxies to vote for	254,462,488
Proxies to vote against	2,414,311
Proxies to abstain	207,142
Proxies to vote at the proxy’s discretion	104,277,701

The resolution was passed on a show of hands.

Resolution 2: Approval of issue of Shares to Dutchess under Line Agreement

To consider and, if thought fit, pass the following as an ordinary resolution:

That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 500,000,000 Shares to Dutchess or its nominee in accordance with the terms of the Line Agreement, details of which are set out in the Explanatory Statement.

Metal Storm Limited

ACN 064 270 006

Proxy information

Proxies to vote for	272,949,335
Proxies to vote against	6,776,129
Proxies to abstain	315,519
Proxies to vote at the proxy’s discretion	171,881,482

The resolution was passed on a show of hands.

Resolution 3: Approval of previous issue of Doyle Convertible Securities

To consider and, if thought fit, pass the following as an ordinary resolution:

That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 10,000,000 Doyle Convertible Securities at an issue price of $0.010 to Andrew Doyle, details of which are set out in the Explanatory Statement, be authorised and approved.

Proxy information

Proxies to vote for	267,863,439
Proxies to vote against	11,846,199
Proxies to abstain	331,345
Proxies to vote at the proxy’s discretion	62,505,658

The resolution was passed on a show of hands.

ENDS

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY

Company Contact:

Australia & USA

Dr Lee Finniear - Chief Executive Officer, Metal Storm Limited - Ph: +61 7 3147 8600

Mr Peter Faulkner – President, Metal Storm Inc. – Ph: +1 (703) 2488218

About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.